                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                                 --------------
                                    COHR Inc.
                              (Name of the Issuer)

                           TCF Acquisition Corporation
                           Three Cities Fund II, L.P.
                          Three Cities Offshore II C.V.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                            192567105 - Common Stock
                      (CUSIP Number of Class of Securities)

                                J. William Uhrig
                           TCF Acquisition Corporation
                         c/o Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 605-3217
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 --------------
                                 with a copy to:
                            David W. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                            Telephone: (212) 878-8342


         This statement is filed in connection with (check the appropriate box):
         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934
         b. / / The filing of a registration statement under the Securities Exchange Act of 1933.
         c.  /x/  A tender offer.
         d.  / /  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee

           -------------------------------------------------------------
           Transaction Value - $21,760,466(1)     Filing Fee - $4,352.09
           -------------------------------------------------------------

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $4,352.09


Form or registration no.:  14D-1
                           Combined 14D-1 and 13D

Filing parties:            TCF Acquisition Corporation
                           Three Cities Fund II, L.P.
                           Three Cities Offshore

Date filed:                January 4, 1999.
                           February 5, 1999

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(1)  Transaction Value based upon the tender of the 3,347,764 shares of COHR
     Inc. Common Stock not owned by the Purchaser and the Three Cities Funds at $6.50 per share.

ITEM 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (c)      Item 1(c) is hereby amended and supplemented by reference to
Section 1 of the Supplement dated February 5, 1999 (the "Supplement") to the Offer to Purchase dated January 4, 1999, a copy of which is attached as Exhibit
(d)(5), which Section is incorporated herein by reference.

ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (b)      Item 3(b) is hereby amended and supplemented by reference to
Section 4 of the Supplement, which Section is incorporated herein by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

     (a) Item 4(a) is hereby amended and supplemented by reference to the introduction and Section 1 of the Supplement, which Section and introduction are incorporated herein by reference.

ITEM 6.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)      Item 6(a) is hereby amended and supplemented by reference to
Section 3 of the Supplement, which Section is incorporated herein by reference.

     (b) The Purchaser and the Three Cities Funds estimate that the total cost of the purchase of Common Stock on December 24, 1998, the Offer and the merger, will be approximately $22,100,000, consisting of transactional fees of $21,760,466, filing fees of $4,352.09, legal fees of $250,000, printing costs of $80,000 and solicitation expenses of $15,000. The Purchaser or the Three Cities Funds will pay these costs.

ITEM 8.       FAIRNESS OF THE TRANSACTION.

     (a)-(e) Items 8(a), 8(b), 8(c), 8(d) and 8(e) are hereby amended and supplemented by reference to the introduction of the Supplement, which introduction is incorporated herein by reference.

     (f)      Item 8(f) is hereby amended and supplemented by reference to
Section 4 of the Supplement, which Section is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Item 11 is hereby amended and supplemented by reference to the introduction of the Supplement, which introduction is incorporated herein by reference.

ITEM 17.      MATERIAL TO BE FILED AS EXHIBITS.

         (d)  (5)  Supplement to Offer to Purchase.(1)

              (6)  Revised Letter of Transmittal.(1)

              (7)  Revised Notice of Guaranteed Delivery.(1)

         (g)  (1)  Text of press release issued on February 3, 1999.(1)

              (2)  Text of press release issued on February 5, 1999.(1)

              (3) Letter, dated February 2, 1999, from Rogers & Wells LLP to Munger, Tolles & Olson LLP.(1)

              (4) Letter, dated February 3, 1999, from TCF Acquisition Corporation to COHR Inc.(1)


-----------------------------
(1) Incorporated by reference to Amendment No. 1 to the 13-D/14D-1 filed by the Purchaser and the Three Cities Funds on February 5, 1999.

SIGNATURE


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 1999.


                                  TCF ACQUISITION CORPORATION


                                  By:  /s/  J. William Uhrig*
                                       -----------------------------------------
                                       J. William Uhrig
                                       President



                                  THREE CITIES FUND II, L.P.

                                  By:  TCR Associates, L.P.,
                                       its general partner

                                       By:  Three Cities Research, Inc.,
                                            its general partner


                                            By:  /s/  Willem de Vogel*
                                                 -------------------------------
                                                 Willem de Vogel
                                                 President



                                  THREE CITIES OFFSHORE II C.V.

                                  By:  TCR Offshore Associates, L.P.,
                                       its general partner

                                       By:  Three Cities Associates, N.V.,
                                            its general partner


                                            By:  /s/  J. William Uhrig
                                                 -------------------------------
                                                 J. William Uhrig
                                                 Sole Stockholder



                                  *By: /s/  David W. Bernstein
                                       -----------------------------------------
                                       David W. Bernstein
                                       Attorney-in-Fact